BRF S.A.

A Publicly Held Company
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT

Review of Finance and Investor Relations Structure

On August 14, we announced the results of a review of BRF’s management structure. As part of this process, the following changes were also approved:

Elcio Ito, who headed up the Finance and Investor Relations Department, now becomes responsible for the Finance Department focusing on global treasury and management of capital employed. Edina Biava, until now Investor Relations Manager, will now concentrate her activities on the Company’s corporate governance, reporting directly to the Board of Directors while Christiane Assis, until now Corporate Risk Manager, is taking over responsibility for the  Investor Relations Department. Elcio and Christiane will report directly to the CFO, Administration and Investor Relations Officer.

Regards,

Leopoldo Viriato Saboya

Chief Financial, Administration

and Investor Relations Officer